Mail Stop 3561

September 26, 2007

Mr. Jessee Dobrinsky
Chairman and Chief Executive Officer
Cargo Connection Logistics Holding, Inc.
600 Bayview Avenue
Inwood, New York 11096

      Re: **Cargo Connection Logistics Holding, Inc.**
                Form 10-KSB
                Filed April 4, 2007
                File No. 0-28223

Dear Mr. Dobrinsky:

We have received your letter dated August 10, 2007 and have the following additional comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Cargo Connection

Form 10-KSB for the fiscal year ended 12/31/2006

1.   We note your response to prior comment #1 and #2. Please note that your
        auditors should have audited/approved any financial information that you submit
        for our review. Therefore, we may have further comment upon reviewing your
        response and revised financial statements. When you file the amended financial
        statements, provide all disclosures required by SFAS 154, that include a
        discussion of the nature of the error, how the error was discovered, and the impact
        on the financial statements.

Note 5 – Business Acquisition, page F-11

2.   We note your response to previous comment #3. Although financial statements
        were not available until after NMDT's acquisition on December 6, 2006,
        assuming that you acquired NMDT's business, pursuant to Rule 3-10(c) (3) of
        Regulation S-B, a Form 8-K would still be required and you could submit
        financial statements within 75 days following that date. Considering that at this
        time the financial statements of NMDT are included in the company's financial
        statements, expand your disclosure to indicate that NMDT's acquisition was in
        essence an asset acquisition as NMDT has no revenues, operations, or employees
        prior to its acquisition by the company, and include a description of assets
        acquired and historical values.

Note 20, Related Party Transactions, page F-26

3.   We note your response to prior comment #4. We are unclear as to whether you
        have accounted for this lease in accordance with SFAS 13 and FASB Technical
        Bulletin 85-3, according to which operating leases should recognize rental
        expense on a straight-line basis over the lease term.   In this regard, it appears that
        the ten year lease term commenced in January 2005 but rental payments would
        not commence prior to August 2007. If the company was to sublet space
        commencing in January 2005, it appears that an amount greater than the guarantee
        may need be accrued as part of an arms length transaction. Supplementally advise
        us and revise your financial statements, to discuss a policy that describes the
        nature and accounting treatment for rent expense recognized under this lease
        agreement.

Form 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Note 5 – Business Acquisition, page 10

4.   We note your response to previous comment #5. Given the absence of proven
        market acceptance of the RadRope and the uncertainty regarding your ability to
        continue as a going concern, we are concerned that the value assigned to this
        license might not be appropriate. Supplementally advise us and expand your
        disclosure to indicate the status of the product's development and whether there
        are any contracts anticipated or discussed in connection with its anticipated
        completion. As part of your response, also indicate the value of their license in
        NMDT's books and the means used to acquire this license. Furthermore, discuss
        in detail any projections, assumptions, and milestones originally anticipated when
        the value was assigned to this license, and compare them to actual results to date.
        Your response should provide sufficient factual evidence to support the fact that
        completion is indeed expected at or near December 2007 and your reasons why
        you believe that upon completion, this license will generate cash flows, and
        therefore would not need be impaired. Assuming a satisfactory response, add
        further disclosure to explain RadRope's useful life of 19 years and supporting
        assumptions used in your analysis.

        You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at
(202) 551-3305 if you have questions regarding comments on the financial statements
and related matters. Please contact me at (202) 551-3813 with any other questions.

                                                        Sincerely,

                                                        Linda Cvrkel
                                                        Branch Chief

Via Facsimile: Scott Goodman, CFO
                (516) 239-2508